EXHIBIT 12

JOHNSON CONTROLS, INC.

COMPUTATION OF RATIO OF EARNINGS TO
FIXED CHARGES
(Dollars in millions)

For the Three Months Ended December 31, 1999
Net income	$ 99.0
Provision for income taxes	72.6
Undistributed earnings of partially-owned affiliates	(5.1)
Minority interests in net earnings of subsidiaries	11.7
Amortization of previously capitalized interest	0.6

178.8

Fixed charges:
Interest incurred and amortization of debt expense	36.2
Estimated portion of rent expense	12.9

Fixed charges	49.1
Less: Interest capitalized during the period	(1.9)

47.2

Earnings	$226.0

Ratio of earnings to fixed charges	4.6

          For the purpose of computing this ratio, “earnings” consist of (a) income from continuing operations before income taxes (adjusted for undistributed earnings or recognized losses of partially-owned affiliates, minority interest in earnings or losses of consolidated subsidiaries, and amortization of previously capitalized interest), plus (b) fixed charges, minus (c) interest capitalized during the period. “Fixed charges” consist of (a) interest incurred and amortization of debt expense plus (b) the portion of rent expense representative of the interest factor.